SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2004

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company
Press release

SECOND INTERIM DIVIDEND ANNOUNCEMENT

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) have decided to pay a second interim dividend in respect of the financial year 2003 of € 1.02 per ordinary share.

The amount to be paid in dollars to holders of shares of New York Registry will depend upon the dollar/euro exchange rate ruling in Amsterdam on 28 April 2004. The second interim dividend will be paid on 12 May 2004 to the holders of record of shares of New York Registry at the close of business on 28 April 2004. The shares will be traded ex dividend in New York as of 26 April 2004.

The Supervisory Board and the Board of Management have further decided to withdraw the recommendation on the final dividend announcement of February 5, 2004 and to recommend to the General Meeting of Shareholders to be held on June 28, 2004, that it be resolved that the first interim dividend of € 0.74 already be made payable and the present interim dividend of € 1.02 per ordinary share will together constitute the total dividend for 2003.

Taxation

The applicable rate of Netherlands withholding tax is 25%.

The Double Taxation Convention between the Netherlands and the United States of America provides for the payment of dividends to qualifying United States residents at a reduced withholding tax rate of 15%. Under the provisions of this Convention the withholding tax rate for qualifying organizations administering or providing pension or other employee benefits may be reduced to 0%. Certain other tax-exempt organizations, e.g. charities, may reclaim the 25% tax withheld provided certain conditions are met.

The Hague, March 18, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 18 March 2004

President/Managing Director	General Attorney

(J. van der Veer)	(M.C.M. Brandjes)